                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORK 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                      STOCK PURCHASE, SAVINGS AND SIMILAR
                        PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




         [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994.

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from          to

              Commission file number 1-2299

              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Bearings, Inc. 401(k) Savings Plan

              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Bearings, Inc.
                                3600 Euclid Avenue
                                Cleveland, Ohio 44115

Financial Statements and Exhibit(s)
- -----------------------------------
                                                        Page No.
        (a)  Financial Statements                   (in this Report)
             --------------------                   ----------------
             Independent Auditors' Report                  4
             Statement of Net Assets Available             5
                for Benefits --
                December 31, 1994 and 1993
             Statement of Changes in Net Assets            6
                Available for Benefits --
                Year Ended December 31, 1994
             Statement of Changes in Net Assets            7
                Available for Benefits --
                Year ended December 31, 1993
             Notes to Financial Statements --              8
                Years Ended December 31,
                1994 and 1993

        (b) Exhibit (s)
            -----------
            Independent Auditors' Consent                 17

                                SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        BEARINGS, INC. 401(k) SAVINGS PLAN

                                        By: Bearings, Inc., as Plan
                                            Administrator

                                        By:/s/ John C. Dannemiller
                                           ----------------------------------
                                           Signature

                                           John C. Dannemiller
                                           ----------------------------------
                                           Printed Name

                                           Chairman & Chief Executive Officer
                                           ----------------------------------
                                           Title


Date:     June 28, 1995

BEARINGS, INC. 401-K SAVINGS PLAN

Financial Statements
for the Years Ended
December 31, 1994 and 1993,
Supplemental Schedules
for the Year Ended
December 31, 1994,
and Independent Auditors' Report





                                                                  BEARINGS, INC.

DELOITTE &
  TOUCHE LLP
                                      Suite 2500        Telephone:(216)589-1300
                                      127 Public Square Facsimile:(216)589-1369
                                      Cleveland, Ohio 44114-1303


INDEPENDENT AUDITORS' REPORT
Bearings, Inc. 401-K Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Bearings, Inc. 401-K Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
June 19, 1995

    BEARINGS, INC. 401-K SAVINGS PLAN

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
    DECEMBER 31, 1994 AND 1993


                                          ------------------------- Supplemental Information by Fund--------------------------------
                                          Company         Employee        Fixed       American                       American
                                          Stock           Stock          Income       Fundamental      Fidelity      EuroPacific
 December 31, 1994                        Fund             Fund           Fund         Investors        Growth        Growth
 ASSETS:
   Investments at fair value:
     Bearings, Inc. common stock          $6,512,964     $2,701,139
     Investment funds                         24,557        137,009     $4,578,588      $4,504,149     $4,177,819     $3,298,763
     Loans to participants
                                          ----------     ----------     ----------      ----------     ----------     ----------
          Total investments                6,537,521      2,838,148      4,578,588       4,504,149      4,177,819      3,298,763
   Cash                                                                                    (14,150)                       (7,561)
   Receivables:
     Contributions                           238,804         52,302         60,905          71,753         65,518         55,017
     Other                                        62            743            359         112,681          2,783         84,220
                                          ----------     ----------     ----------      ----------     ----------     ----------
           Total assets                    6,776,387      2,891,193      4,639,852       4,674,433      4,246,120      3,430,439

 LIABILITIES:
   Accrued administrative expenses and
     other liabilities                                                       1,198           2,630          2,421          2,027
                                          ----------     ----------     ----------      ----------     ----------     ----------
 NET ASSETS AVAILABLE FOR BENEFITS        $6,776,387     $2,891,193     $4,638,654      $4,671,803     $4,243,699     $3,428,412
                                          ==========     ==========     ==========      ==========     ==========     ==========
 DECEMBER 31, 1993

 ASSETS:
   Investments at fair value:
     Bearings, Inc. common stock          $4,175,495     $1,429,476
     Investment funds                                        25,568     $5,635,961
     Loans to participants
                                          ----------     ----------     ----------
          Total investments                4,175,495      1,455,044      5,635,961
   Cash                                      (60,494)                      (46,424)
   Receivables:
     Contributions                           280,196         70,405        190,003
     Other                                                    4,065            947
                                          ----------     ----------     ----------
           Total assets                    4,395,197      1,529,514      5,780,487

 LIABILITIES:
   Distributions payable to participants
     for excess contributions                 26,782          1,899          1,293
                                          ----------     ----------     ----------
 NET ASSETS AVAILABLE FOR BENEFITS        $4,368,415     $1,527,615     $5,779,194              $0             $0            $0
                                          ==========     ==========     ==========      ==========     ==========     =========

                                           -----------------------Supplemental Information by Fund----------------------------------
                                            Income          Bond        Employee                       Money
                                            Fund of       Fund of         Loan         Equity         Market
    December 31, 1994                       America       America         Fund          Fund           Fund           Total
 ASSETS:
   Investments at fair value:
     Bearings, Inc. common stock                                                                                     $9,214,103
     Investment funds                     $2,723,200     $918,585                                                     20,362,670
     Loans to participants                                              $45,440                                           45,440
                                          ----------     --------      --------      ----------     ----------        ----------
     Total investments                     2,723,200      918,585        45,440                                       29,622,213
   Cash                                      (14,061)      (4,927)                                                       (40,699)
   Receivables:
     Contributions                            37,669       11,982         1,186                                          595,136
     Other                                    76,271        5,336           147                                          282,602
                                          ----------     --------      --------      ----------     ----------        ----------
         Total assets                      2,823,079      930,976        46,773                                       30,459,252

 LIABILITIES:
   Accrued administrative expenses and
        other liabilities                      2,036          553         2,373                                           13,238
                                          ----------     --------      --------      ----------     ----------        ----------
 NET ASSETS AVAILABLE FOR BENEFITS        $2,821,043     $930,423       $44,400              $0             $0       $30,446,014
                                          ==========     ========       =======      ==========     ==========        ==========
 DECEMBER 31, 1993

 ASSETS:
   Investments at fair value:
   Bearings, Inc. common stock                                                                                        $5,604,971
   Investment funds                                                                   $7,719,177     $4,847,834       18,228,540
   Loans to participants                                                $12,101                                           12,101
                                          ----------     --------      --------      ----------     ----------        ----------
         Total investments                                               12,101        7,719,177      4,847,834       23,845,612
   Cash                                                                                    3,936                        (102,982)
   Receivables:
     Contributions                                                                       258,267        152,494          951,365
     Other                                                                                 3,832         14,732           23,576
                                          ----------     --------      --------      - ---------     ----------        ----------
         Total assets                                                    12,101        7,985,212      5,015,060        24,717,571

 LIABILITIES:
   Distributions payable to participants
        for excess contributions                                                             639            657            31,270
                                          ----------     --------      --------       ----------     ----------        ----------
 NET ASSETS AVAILABLE FOR BENEFITS                $0           $0       $12,101       $7,984,573     $5,014,403       $24,686,301
                                          ==========     ========      ========       ==========     ==========       ===========

See notes to financial statements


    BEARINGS, INC. 401-K SAVINGS PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    YEAR ENDED DECEMBER 31, 1994


                                                      -----------------------Supplemental Information by Fund----------------------
                                                       Company     Employee     Fixed       American                 American
                                                        Stock       Stock       Income    Fundamental    Fidelity   EuroPacific
                                                         Fund        Fund        Fund      Investors      Growth      Growth
    ADDITIONS:
      Contributions:
        Employees                                                  $634,485    $950,485      $874,828    $826,917    $660,486
        Employer:
          Cash                                         $265,811
          Bearings, Inc. common stock                 1,750,899
      Investment income                                 113,014      49,535       1,579       180,835      44,592      83,266
      Net appreciation in market value of investments   854,349     295,688     343,139        96,415      51,056
                                                      ---------   ---------  ----------     ---------   ---------   ---------
          Total additions                             2,984,073     979,708   1,295,203     1,152,078     922,565     743,752

    DEDUCTIONS:
      Distributions to participants                     568,475     152,311   1,090,206       241,545     127,736     146,435
      Net depreciation in market value of investments                                                                  11,752
      Administrative expenses                             7,626       3,148      11,425        12,530      10,746       9,244
                                                      ---------   ---------  ----------     ---------   ---------   ---------
          Total deductions                              576,101     155,459   1,101,631       254,075     138,482     167,431

    INTERFUND TRANSFERS                                             539,329  (1,334,112)    3,773,800   3,459,616   2,852,091
                                                      ---------   ---------  ----------     ---------   ---------   ---------
    INCREASE (DECREASE) IN NET ASSETS
      FOR THE YEAR                                    2,407,972   1,363,578   (1,140,540)   4,671,803   4,243,699   3,428,412

    NET ASSETS AVAILABLE FOR BENEFITS,
      DECEMBER 31, 1993                               4,368,415   1,527,615   5,779,194             0           0           0
                                                      ---------   ---------  ----------     ---------   ---------   ---------
    NET ASSETS AVAILABLE FOR BENEFITS,
      DECEMBER 31, 1994                              $6,776,387  $2,891,193  $4,638,654    $4,671,803  $4,243,699  $3,428,412
                                                      =========    ========  ==========    ==========  ==========  ==========
                                                      -----------------------Supplemental Information by Fund----------------------
                                                        Income       Bond      Employee                 Money
                                                       Fund of     Fund of       Loan       Equity      Market
                                                       America     America       Fund        Fund        Fund        Total
    ADDITIONS:
      Contributions:
        Employees                                      $477,437    $179,244     $48,766    $357,081    $185,287    $5,195,016
        Employer:
          Cash                                                                                                        265,811
          Bearings, Inc. common stock                                                                               1,750,899
      Investment income                                  94,033      36,463       2,683      39,218      43,266       688,484
      Net appreciation in market value of investments                                                               1,640,647
                                                      ---------   ---------  ----------   ---------   ---------     ---------
          Total additions                               571,470     215,707      51,449     396,299     228,553     9,540,857

    DEDUCTIONS:
      Distributions to participants                     185,458     125,699       2,316     281,216     286,681     3,208,078
      Net depreciation in market value of investments    55,056      48,801                 392,124                   507,733
      Administrative expenses                             8,058       2,556                                            65,333
                                                      ---------   ---------  ----------   ---------   ---------     ---------
          Total deductions                              248,572     177,056       2,316     673,340     286,681     3,781,144

    INTERFUND TRANSFERS                               2,498,145     891,772     (16,834) (7,707,532) (4,956,275)
                                                      ---------   ---------  ----------   ---------   ---------     ---------
    INCREASE (DECREASE) IN NET ASSETS
      FOR THE YEAR                                    2,821,043     930,423      32,299  (7,984,573) (5,014,403)    5,759,713

    NET ASSETS AVAILABLE FOR BENEFITS,
      DECEMBER 31, 1993                                       0           0      12,101   7,984,573   5,014,403    24,686,301
                                                      ---------   ---------  ----------   ---------   ---------    ----------
    NET ASSETS AVAILABLE FOR BENEFITS,
      DECEMBER 31, 1994                              $2,821,043    $930,423     $44,400          $0          $0   $30,446,014
                                                      =========    ========  ==========   =========   =========    ==========

    See notes to financial statements.

BEARINGS, INC. 401-K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993

                                               ---------------------------Supplemental Information by Fund--------------------------
                                                   Company     Employee     Fixed      Employee                 Money
                                                    Stock       Stock       Income       Loan       Equity      Market
                                                     Fund        Fund        Fund        Fund        Fund        Fund       Total
ADDITIONS:
  Contributions:
    Employees                                                   $286,851  $1,035,636             $1,343,613    $832,275  $3,498,375
    Employer:
      Cash                                           $26,525                                                                 26,525
      Bearings, Inc. common stock                  1,251,979                                                              1,251,979
  Investment income                                   79,588      12,978         827     $2,438     161,794     164,437     422,062
  Net appreciation in market value of investments    774,914     284,505     317,539                559,400               1,936,358
                                                 -----------------------------------------------------------------------------------
      Total additions                              2,133,006     584,334   1,354,002      2,438   2,064,807     996,712   7,135,299

DEDUCTIONS - Distributions to participants           199,661      86,249     510,210                542,913     566,093   1,905,126

INTERFUND TRANSFERS                                              236,055     145,630    (17,926)    (65,505)   (298,254)
                                                 -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                     1,933,345     734,140     989,422    (15,488)  1,456,389     132,365   5,230,173

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1992                                2,435,070     793,475   4,789,772     27,589   6,528,184   4,882,038  19,456,128
                                                 -----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1993                               $4,368,415  $1,527,615  $5,779,194    $12,101  $7,984,573  $5,014,403  $24,686,301
                                                 ===================================================================================

  See notes to financial statements.

BEARINGS, INC. 401-K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- -------------------------------------------------------------------------------
1.       DESCRIPTION OF THE PLAN

         The following description of the Bearings, Inc. 401-K Savings Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Bearings, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Society National Bank acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPATION AND CONTRIBUTIONS - All employees are eligible to participate in the Plan on the first day of the month following their hire.

         Eligible employees may elect to make Salary Savings Contributions to the Plan ranging from 1% to 10% of compensation. The Company makes a Matching Employer Contribution to the Plan equal to a percentage of the Salary Savings Contributions not in excess of 6% of the participant's compensation. Effective July 1, 1993, Matching Employer Contributions are determined based upon the Company's earnings per share for the immediately preceding calendar-year quarter and the participants' investment elections. The Employer Matching Contribution is updated annually and is currently determined using the following schedule:

                                CORPORATE EARNINGS PER                              QUARTERLY MATCHING
                                SHARE FOR IMMEDIATELY                                  CONTRIBUTION
                                  PRECEDING QUARTER             EMPLOYEE STOCK FUND              OTHER FUNDS
                                     $.43 or less                        35%                         25%

                                     $.44 to $.48                        45%                         35%

                                     $.49 to $.56                        60%                         50%

                                     $.57 to $.66                        85%                         75%

                                     $.67 and above                     110%                        100%

         Prior to July 1, 1993, the matching percentage was fixed annually by the Company. The employer match on participant contributions to other funds was 35%, 35%, 100%, and 25% for the four 1994 quarters, and 25%, 25%, 75%, and 35% for the four 1993 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Bearings, Inc. common stock.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Salary Savings Contributions in 10% increments in the Plan's Fixed Income Fund, American Fundamental Investors Fund, Fidelity Advisor Growth Fund, American EuroPacific Growth Fund, Income Fund of America, Bond Fund of America or the Employee Stock Fund. All Matching Employer Contributions are invested in the Company Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 10% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the Funds and the interest of individual participants under each Fund, are calculated daily (Daily Valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Participants may apply for hardship withdrawals from their contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company. Participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions.

         LOANS - The Plan does not currently allow participants to borrow from the Plan; however, loans originating from merged plans (the King Bearing Profit Sharing and Savings Plan and the IBT 401k Plan) are reflected in the separate Employee Loan Fund in the Plan's financial
         statements.  These loans are to be repaid to the Plan in    accordance
         with their original terms. The loans are secured by the balance in the participant's account and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Investments in participant loans are stated at estimated fair value based on amounts estimated to be recoverable.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions made on their behalf.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated May 24, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.       DESCRIPTION OF THE SEPARATE FUNDS

         Effective April 1994, the Plan's investment options were changed to provide seven separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

         - Employee Stock Fund consists of investments in the common stock of Bearings, Inc. and temporary investments in the Trustee's EB Money Market Fund.


         - The Fixed Income Fund consists of units of the Society MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.


         - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.


         - The Fidelity Growth Fund consists of shares of Fidelity Fund Advisor Institutional Equity Growth Fund, which invests in growth stocks with the objective of capital appreciation.


         - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in growth stocks from companies located outside the U. S. with the objective of capital appreciation.


         - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.


         - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

The following funds were closed during the year:

         * The Equity Fund consisted of units of the Society Diversified Stock Fund, a broadly diversified portfolio consisting primarily of the common stocks of high quality companies and temporary investments in the Trustee's EB Money Market Fund. The Trustee is not the administrator of the Society Diversified Stock Fund but is the investment advisor.


         * The Money Market Fund consisted of units of the Trustee's EB Money Market Fund, a managed money market fund investing in high quality, short-term investments emphasizing liquidity.


         Company contributions are invested in the Company Stock Fund which consists of investments in the common stock of Bearings, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value. The investment in Bearings, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         BENEFITS PAYABLE - Benefits are recorded by the Plan when payments are made. At December 31, 1994 and 1993, benefits of $1,066,000 and $980,000, respectively, were due to participants who have withdrawn from participation in the Plan.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan for 1994 were paid by the Plan. All administrative expenses for 1993 were paid by the Company.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1994 and 1993 were as follows:

                                                      Description of
                                                         Investment                            1994               1993
                                    Bearings, Inc. Common Stock                           $ 9,214,103       $ 5,604,971

                                    Society MaGIC Fund                                    $ 4,578,486       $ 5,635,961

                                    American Fundamental Investors                        $ 4,504,149

                                    Fidelity Advisors Growth Fund                         $ 4,177,792

                                    American EuroPacific Growth Fund                      $ 3,298,763

                                    Income Fund of America                                $ 2,723,200

                                    Society EB Money Market Fund                                            $ 5,746,379

                                    The Society Diversified Stock Fund                                      $ 6,846,200





                                                              ******

BEARINGS, INC. 401-K SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSET HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- ---------------------------------------------------------------------------------
               (a)                   (b)                                     (c)                          (d)             (e)

                        Identity of Issuer, Borrower,             Description of Investment               Cost          Current
                           Lessor or Similar Party                                                                       Value
                      COMPANY STOCK FUND
                      ------------------
                 *    Bearings, Inc.                       Common Stock - 195,145 shares               $ 4,809,654     $ 6,512,964
                 *    Society National Bank                EB Money Market Fund - 24,557 units              24,557          24,557
                                                                                                     -------------    ------------
                                                                                                         4,834,211       6,537,521

                      EMPLOYEE STOCK FUND
                      -------------------

                 *    Bearings, Inc.                       Common Stock - 80,933 shares                  2.044.048       2,701,139
                 *    Society National Bank                EB Money Market Fund - 137,009
                                                           units                                           137,009         137,009
                                                                                                     -------------    ------------
                                                                                                         2,181,057       2,838,148

                      FIXED INCOME FUND
                      -----------------
                 *    Society National Bank                Society MaGIC Fund - 452,437 units            4,525,243       4,578,486
                 *    Society National Bank                EB Money Market Fund - 102 units                    102             102
                                                                                                      ------------    ------------
                                                                                                         4,525,345       4,578,588

                      AMERICAN FUNDAMENTAL INVESTORS
                      ------------------------------

                      Fundamental Investors, Inc.          Common Stock  - 257,379 shares                4,504,342       4,504,149

                      FIDELITY ADVISOR GROWTH FUND
                      ----------------------------
                      Fidelity Advisors                    Advisors Instl. Equity Growth Fund -
                                                               146,230 shares                            4,158,854       4,177,792
                 *    Society National Bank                EB Money Market Fund - 27 units                      27              27
                                                                                                    --------------   -------------
                                                                                                         4,158,881       4,177,819

                      AMERICAN EUROPACIFIC GROWTH FUND
                      --------------------------------

                      American EuroPacific                 EuroPacific Growth Fund - 156,177
                                                            shares                                       3,395,031       3,298,763

                      INCOME FUND OF AMERICA
                      ----------------------
                      Income Fund of America               Income Fund of America - 207,245
                                                            units                                        2,778,158       2,723,200

                      BOND FUND OF AMERICA
                      --------------------

                      Bond Fund of America                 Bond Fund of America - 72,386
                                                           shares                                          962,857         918,585


                      EMPLOYEE LOAN FUND                   Participant Loans (with interest rates
                      ------------------
                 *    Various Plan Participants               ranging from 7.78 to 11.5% and
                                                           maturity dates ranging from January
                                                           1995 to June 1998)                               45,440          45,440
                                                                                                    --------------   -------------
                        TOTAL INVESTMENTS                                                              $27,385,322     $29,622,213
                                                                                                       ===========     ===========

*        Represents a party-in-interest.

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994

        (a)                                        (b)                           (c)          (d)       (e)        (f)
                                                                                                                   Expense
                                                                                                                  Incurred
    Identity of                                                                Purchase     Selling     Lease       With
   Party Involved                          Description of Asset                  Price       Price     Rental    Transaction
- ---------------------------------------------------------------------------------------------------------------------------
COMPANY STOCK FUND
- ------------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)         $   240,899                          None
                                             (Series of Transactions)                      $   216,342             None

EMPLOYEE STOCK FUND
- -------------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)             994,363                          None
                                             (Series of Transactions)                          882,923             None

FIXED INCOME FUND
- -----------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)           4,848,141                          None
                                             (Single Transaction)                            1,245,524             None
                                             (Series of Transactions)                        4,848,039             None

Society National Bank                      EB MaGIC Fund
                                             (Single Transaction)               4,810,606                          None
                                             (Series of Transactions)           6,722,042                          None
                                             (Single Transaction)                            4,810,606             None
                                             (Series of Transactions)                        8,122,656             None

AMERICAN FUNDAMENTAL INVESTORS FUND
- -----------------------------------
Society National Bank                      EB Money Market Fund
                                             (Single Transaction)               3,624,574                          None
                                             (Series of Transactions)           4,109,425                          None
                                             (Single Transaction)                            3,624,574             None
                                             (Series of Transactions)                        4,109,425             None
        (a)                                        (b)                        (g)            (h)               (i)

                                                                              Cost       Current Value
    Identity of                                                                of         of Asset on         Net Gain
   Party Involved                          Description of Asset              Assets     Transaction Date      or (Loss)
- --------------------------------------------------------------------------------------------------------------------------------
COMPANY STOCK FUND
- ------------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)    $   240,899      $    240,899            N/A
                                             (Series of Transactions)        216,342           216,342           None

EMPLOYEE STOCK FUND
- -------------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)        994,363           994,363            N/A
                                             (Series of Transactions)        882,923           882,923           None

FIXED INCOME FUND
- -----------------
Society National Bank                      EB Money Market Fund
                                             (Series of Transactions)      4,848,141         4,848,141            N/A
                                             (Single Transaction)          1,245,524         1,245,524           None
                                             (Series of Transactions)      4,848,039         4,848,039           None

Society National Bank                      EB MaGIC Fund
                                             (Single Transaction)          4,810,606         4,810,606            N/A
                                             (Series of Transactions)      6,722,042         6,722,042            N/A
                                             (Single Transaction)          4,575,443         4,810,606  $     235,163
                                             (Series of Transactions)      7,796,799         8,122,656        325,858

AMERICAN FUNDAMENTAL INVESTORS FUND
- -----------------------------------
Society National Bank                      EB Money Market Fund
                                             (Single Transaction)          3,624,574         3,624,574            N/A
                                             (Series of Transactions)      4,109,425         4,109,425            N/A
                                             (Single Transaction)          3,624,574         3,624,574           None
                                             (Series of Transactions)      4,109,425         4,109,425           None

                                                                     (Continued)

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d-SHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
           (a)                                        (b)                           (c)           (d)         (e)          (f)
                                                                                                                         EXPENSE
                                                                                                                         INCURRED
    IDENTITY OF                                                                  PURCHASE      SELLING      LEASE          WITH
  PARTY INVOLVED                             DESCRIPTION OF ASSET                  PRICE        PRICE       RENTAL      TRANSACTION

Fundamental Investors Inc.             Fundamental Investors Inc. Common Stock
                                         (Single Transaction)                   $ 3,624,574                                None
                                         (Series of Transactions)                 4,679,003                                None

FIDELITY GROWTH FUND
- --------------------
Society National Bank                  EB Money Market Fund
                                         (Single Transaction)                     3,307,753                                None
                                         (Single Transaction)                     3,941,824                                None
                                         (Series of Transactions)                 8,161,224                                None
                                         (Single Transaction)                                 $ 3,307,753                  None
                                         (Single Transaction)                                   3,880,733                  None
                                         (Series of Transactions)                               8,161,197                  None

Fidelity Advisors                      Advisors Instl. Equity Growth Fund
                                         (Single Transaction)                     3,307,753                                None
                                         (Series of Transactions)                 4,346,956                                None

AMERICAN EUROPACIFIC GROWTH FUND
- --------------------------------
Society National Bank                  EB Money Market Fund
                                         (Single Transaction)                     2,584,916                                None
                                         (Series of Transactions)                 3,027,283                                None
                                         (Single Transaction)                                   2,584,916                  None
                                         (Series of Transactions)                               3,027,283                  None

American EuroPacific                   American EuroPacific Growth Fund
                                         (Single Transaction)                     2,584,916                                None
                                         (Series of Transactions)                 3,461,343                                None

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d-SHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994
- ---------------------------------------------------------------------------------------------------------------------------------
          (a)                                           (b)                            <g>                  (h)                (i)
                                                                                       COST          CURRENT VALUE
    IDENTITY OF                                                                         OF            OF ASSET ON          NET GAIN
  PARTY INVOLVED                             DESCRIPTION OF ASSET                     ASSETS        TRANSACTION DATE      OR (LOSS)

Fundamental Investors Inc.             Fundamental Investors Inc. Common Stock
                                         (Single Transaction)                     $  3,624,574       $  3,624,574            N/A
                                         (Series of Transactions)                    4,679,003          4,679,003            N/A

FIDELITY GROWTH FUND
- --------------------
Society National Bank                  EB Money Market Fund
                                         (Single Transaction)                        3,307,753          3,307,753            N/A
                                         (Single Transaction)                        3,941,824          3,941,824            N/A
                                         (Series of Transactions)                    8,161,224          8,161,224            N/A
                                         (Single Transaction)                        3,307,753          3,307,753           None
                                         (Single Transaction)                        3,880,733          3,880,733           None
                                         (Series of Transactions)                    8,161,197          8,161,197           None

Fidelity Advisors                      Advisors Instl. Equity Growth Fund
                                         (Single Transaction)                        3,307,753          3,307,753            N/A
                                         (Series of Transactions)                    4,346,956          4,346,956            N/A

AMERICAN EUROPACIFIC GROWTH FUND
- --------------------------------
Society National Bank                  EB Money Market Fund
                                         (Single Transaction)                        2,584,916          2,584,916            N/A
                                         (Series of Transactions)                    3,027,283          3,027,283            N/A
                                         (Single Transaction)                        2,584,916          2,584,916           None
                                         (Series of Transactions)                    3,027,283          3,027,283           None

American EuroPacific                   American EuroPacific Growth Fund
                                         (Single Transaction)                        2,584,916          2,584,916            N/A
                                         (Series of Transactions)                    3,461,343          3,461,340            N/A

                                                                     (Continued)

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
             (a)                                (b)                         (c)          (d)            (e)              (f)
                                                                                                                       EXPENSE
                                                                                                                       INCURRED
       IDENTITY OF                                                       PURCHASE      SELLING         LEASE             WITH
      PARTY INVOLVED                   DESCRIPTION OF ASSET                PRICE        PRICE          RENTAL        TRANSACTION

    INCOME FUND OF AMERICA
    ----------------------
    Society National Bank            EB Money Market Fund
                                       (Single Transaction)             $ 2,469,514                                      None
                                       (Series of Transactions)           2,747,997                                      None
                                       (Single Transaction)                            $ 2,469,514                       None
                                       (Series of Transactions)                          2,747,997                       None

    Income Fund of America           Income Fund of America
                                       (Single Transaction)               2,469,514                                      None
                                       (Series of Transactions)           3,032,103                                      None

    EQUITY FUND
    -----------
    Society National Bank            EB Money Market Fund
                                       (Series of Transactions)                          1,661,482                       None

    The Winsbury Co.                 The Society Diversified Stock Fund
                                       (Single Transaction)                              7,550,371                       None
                                       (Series of Transactions)                          7,556,182                       None


    MONEY MARKET FUND
    -----------------
    Society National Bank            EB Money Market Fund
                                       (Single Transaction)                              4,958,494                       None
                                       (Series of Transactions)                          5,447,191                       None

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
           (a)                             (b)                                (g)                     (h)                    (i)
                                                                              COST                CURRENT VALUE
         IDENTITY OF                                                           OF                  OF ASSET ON             NET GAIN
        PARTY INVOLVED                 DESCRIPTION OF ASSET                  ASSETS              TRANSACTION DATE          OR (LOSS)

    INCOME FUND OF AMERICA
    ----------------------
    Society National Bank            EB Money Market Fund
                                       (Single Transaction)               $   2,469,514            $ 2,469,514                N/A
                                       (Series of Transactions)               2,747,997              2,747,997                N/A
                                       (Single Transaction)                   2,469,514              2,469,514               None
                                       (Series of Transactions)               2,747,997              2,747,997               None

    Income Fund of America           Income Fund of America
                                       (Single Transaction)                   2,469,514              2,469,514                N/A
                                       (Series of Transactions)               3,032,103              3,032,103                N/A

    EQUITY FUND
    -----------
    Society National Bank            EB Money Market Fund
                                       (Series of Transactions)               1,661,482              1,661,482               None

    The Winsbury Co.                 The Society Diversified Stock Fund
                                       (Single Transaction)                   7,510,592              7,550,371        $     39,779
                                       (Series of Transactions)               7,516,061              7,556,182              40,121

    MONEY MARKET FUND
    -----------------
    Society National Bank            EB Money Market Fund
                                       (Single Transaction)                   4,958,494              4,958,494               None
                                       (Series of Transactions)               5,447,191              5,447,191               None

    NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.
                                                                     (Concluded)